UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN (the “Plan”)
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JEFFERIES GROUP, INC. 520 Madison Avenue 12th Floor New York, New York 10022

FINANCIAL STATEMENTS AND EXHIBITS
(a)	Financial Statements and Supplementary Information (With Report of Independent Registered Public Accounting Firm Thereon)

(b)	Exhibit 1 — Report of the Independent Registered Public Accounting Firm Consent
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN
Date: June 4, 2007	By:	/s/ Joshua L. Targoff
Joshua L. Targoff
Administration Committee Member

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
November 30, 2006 and 2005
(With Report of Independent Registered Public Accounting Firm Thereon)

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm
The Administrative Committee
The Jefferies Group, Inc.
Employees’ Profit Sharing Plan:
We have audited the accompanying statements of net assets available for benefits of the Jefferies Group, Inc. Employees’ Profit Sharing Plan (the Plan) as of November 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, schedule H, line 4i — schedule of assets (held at end of year), as of November 30, 2006 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly presented in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
June 1, 2007

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
November 30, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value (note 3):
Cash	$1,607,363	1,603,891
Common Stock	91,873,093	83,644,735
Mutual funds	124,791,073	105,974,376
Participant loans	4,084,091	3,806,136

Total investments	222,355,620	195,029,138

Non-interest bearing cash	5,663	3,404

Receivables:

Accrued dividends on common stock	59,730	63,941
Due from custodian for pending trades	—	389,246

Total receivables	59,730	453,187

Total assets	222,421,013	195,485,729

Liabilities:
Accrued expenses	87,610	93,280

Total liabilities	87,610	93,280

Net assets available for benefits	$222,333,403	195,392,449

See accompanying notes to financial statements.

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended November 30, 2006 and 2005

	2006	2005

Additions to net assets attributed to:
Investment income:
Interest and dividends	$12,911,403	3,292,633
Net appreciation in fair value of investments (note 3)	19,650,068	14,683,617

Total investment income	32,561,471	17,976,250

Contributions:
Employer	3,766,722	3,206,420
Participants	20,002,079	18,231,938

Total contributions	23,768,801	21,438,358

Total additions	56,330,272	39,414,608

Deductions from net assets attributed to:
Benefits paid to participants	29,075,048	22,624,505
Administrative expenses (note 1i)	360,614	306,358

Total deductions	29,435,662	22,930,863

Net increase before net transfers from related plan	26,894,610	16,483,745

Net transfers from related plan (note 1h)	46,344	9,177

Net increase after net, transfers from related plan	26,940,954	16,492,922

Net assets available for benefits:
Beginning of year	195,392,449	178,899,527

End of year	$222,333,403	195,392,449

See accompanying notes to financial statements.

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
November 30, 2006 and 2005
(1)	Description of the Plan

The following description of the Jefferies Group, Inc. Employees’ Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan sponsored by Jefferies Group, Inc. (the Company) covering all employees of the Company who have completed 90 days of service. The Plan became effective in December 1964 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Each year, participants may voluntarily contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also make voluntary after-tax contributions up to $12,000, with the total annual amount contributed, either on a pretax or after-tax basis, not exceeding 15% of the participant’s compensation for a Plan year. Participants may also contribute amounts representing distributions from other qualified defined benefit plans, defined contribution plans, or Individual Retirement Accounts (IRAs) that held contributions under a previous employer’s tax-qualified plan or contributory Individual Retirement Accounts (IRAs). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 2 equity investments, a managed equity fund, 14 mutual funds (including 2 money market funds), and a self-directed brokerage account (that invests in interest-bearing cash accounts and income-oriented and growth-oriented mutual funds), as investment options for participants. The Company provides a fixed matching contribution at a rate of 25% for each dollar contributed by the employee on a pretax basis. The Plan also enables employees to share in the profits of the Company by means of the Company’s discretionary contributions that can only be made out of profits and are allocated on the basis of their compensation as defined in the Plan. Additional discretionary matching contributions are allocated to participant accounts based on the level of employee contributions made to the Plan. Contributions are subject to certain limitations. The Company did not authorize a discretionary contribution during 2006 or 2005.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(Continued)

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
November 30, 2006 and 2005
(d)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service as follows:

Vested
Years of vesting service	percentage

Fewer than two years	—%
Two years	33
Three years	67
Four years	100
(e)	Participant Loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of (1) $50,000 less the highest outstanding loan balance for the participant during the prior 12-month period or (2) 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at market rates that remain unchanged for the duration of the loan. The term of the loan may not exceed five years except for loans for the purchase of a primary residence, in which case the repayment period is over ten years. Principal and interest are paid ratably through monthly payroll deductions.

(f)	Payment of Benefits

On termination of service for any reason, a participant with an account balance greater than $1,000 ($5,000 in 2005) may elect to (1) receive a lump-sum distribution in an amount equal to the value of the participant’s vested interest in his or her account, (2) elect a rollover distribution to an eligible retirement plan or eligible individual retirement account in an amount equal to the value of the participant’s vested interest in his or her account, or (3) elect to retain the amount of the vested balance in the Plan until the attainment of age 65. To the extent that a participant’s account is less than $1,000 ($5,000 in 2005), the Company will distribute the vested interest in the participant’s account to the participant in the form of a lump-sum payment. To the extent that a participant’s account is less than $1,000 ($5,000 in 2005) and invested in Company stock, the distribution will be made in the form of whole shares of Company stock or cash.

(g)	Forfeited Accounts

At November 30, 2006 and 2005, forfeited nonvested accounts totaled $192,369 and $265,959, respectively. These accounts were reallocated among the active participants subsequent to the last day of the Plan year based on the level of the active participants’ compensation.

(h)	Net Transfers from Related Plan

The Company also maintains an Employee Stock Ownership Plan (ESOP). The ESOP has a provision which allows eligible participants to transfer up to 25% of their ESOP holdings into the
(continued)

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
November 30, 2006 and 2005
Plan. To be eligible to make such a transfer under the ESOP, the participant must be at least 55 years of age and must have completed at least 10 years of participation in the ESOP. Transfers from the ESOP into the Plan are done through transfers of Jefferies Group, Inc. stock into the Plan at the current market rate.
(i)	Administrative Expenses

All reasonable expenses of administering the Plan are charged to participants and paid out of Plan assets. Expenses are charged to each participant’s account on a pro rata basis.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value all investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balance, which approximates fair value.

The Plan invests in the Tukman Equity Fund, a separately managed fund with the underlying investments in U.S. company stock securities. The Tukman Equity Fund is stated at fair value, based on the value of its underlying investments, as reported to the Plan by Fidelity Management Trust Company, the Plan’s trustee.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d)	Concentration of Investments

Investment in common stock of Jefferies Group, Inc. comprises approximately 27% and 24% of the Plan’s investments as of November 30, 2006 and 2005, respectively.
(Continued)

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
November 30, 2006 and
(e)	Risks and Uncertainties

The Plan provides for various investment options in mutual funds, common stock, and a self-directed brokerage account. The equity security investment options consist of the common stock of Jefferies Group, Inc. and Investment Technology Group, Inc., (ITG). Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect the amount reported in the accompanying statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(f)	Payment of Benefits

Benefits are recorded when paid.
(3)	Investments

The following presents investments, with those that represent 5% or more of the Plan’s net assets separately identified:

	2006	2005
Common Stock:
Jefferies Group, Inc. Common Stock	$59,047,740	46,266,039
ITG	8,455,573	10,811,350
All other common stock less than 5%	24,369,780	26,567,346
Cash and cash equivalents	1,607,363	1,603,891
Participant Loans	4,084,091	3,806,136
Mutual funds:
Fidelity Magellan Fund	16,958,152	16,128,703
Fidelity Growth and Income Fund	16,442,918	16,629,799
Fidelity OTC Portfolio Fund	12,293,443	10,836,961
Fidelity Retirement Money Market Fund	15,596,792	12,239,289
Fidelity Spartan U.S. Equity Index Fund	15,090,314	12,192,267
All mutual funds less than 5%	48,409,454	37,947,357

Total investments	$222,355,620	195,029,138

(Continued)

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
November 30, 2006 and 2005
During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by investment type, as follows:

	2006	2005
Common stock	$18,280,801	9,911,907
Mutual funds	1,369,267	4,771,710

	$19,650,068	14,683,617

(4)	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services for the years ended November 30, 2006 and 2005 amounted to $336,284 and $259,851, respectively.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 12, 2004 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). As the Plan has not been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Schedule
JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
November 30, 2006

	Identity of issuer	Description of asset	Current value
		Cash:
	Fidelity Management Trust Company	Institutional Cash Portfolio (937,287 shares)	$937,287
*	Fidelity Management Trust Company	Brokeragelink Fund (670,076 shares)	$670,076

		Common Stock:
*	Jefferies Group, Inc.	Jefferies Group, Inc. Common Stock (2,036,831 shares)	59,047,740
*	ITG, Inc.	ITG, Inc. Common Stock (225,482 shares)	8,455,573
	American International Group, Inc.	American International Group, Inc. (23,700 shares)	1,666,584
	Anheuser Busch Companies, Inc.	Anheuser Busch Companies, Inc. (29,500 shares)	1,401,545
	Automatic Data Processing, Inc.	Automatic Data Processing, Inc. (35,900 shares)	1,731,457
	Berkshire Hathaway, Inc.	Berkshire Hathaway, Inc. (85 shares)	302,175
	Coca Cola Co.	Coca Cola Co. (31,600 shares)	1,479,828
	Walt Disney Company	Walt Disney Company (21,687 shares)	716,755
	Gannett Company, Inc.	Gannett Company, Inc. (22,900 shares)	1,363,008
	General Electric Company	General Electric Company (55,300 shares)	1,950,984
	Goldman Sachs Group, Inc.	Goldman Sachs Group, Inc. (9,400 shares)	1,831,120
	International Business Machines Corporation	International Business Machines Corporation (21,900 shares)	2,013,048
	Johnson & Johnson	Johnson & Johnson (25,300 shares)	1,667,523
	Legg Mason, Inc.	Legg Mason, Inc. (3,900 shares)	371,904
	Microsoft Corporation	Microsoft Corporation (46,700 shares)	1,371,112
	Pepsico, Inc.	Pepsico, Inc.(25,500 shares)	1,580,235
	Procter & Gamble Co.	Procter & Gamble Co. (15,000 shares)	941,850
	Wal Mart Stores, Inc.	Wal Mart Stores, Inc. (41,400 shares)	1,908,540
	Wells Fargo & Company	Wells Fargo & Company (58,800 shares)	2,072,112

		Mutual funds:
	Neuberger Berman, Inc.	NB High Income Bond Inv (108,917 shares)	995,500
*	Fidelity Management Trust Company	Fidelity Magellan Fund (182,740 shares)	16,958,152
*	Fidelity Management Trust Company	Fidelity Growth and Income Fund (523,493 shares)	16,442,918
*	Fidelity Management Trust Company	Fidelity Intermediate Bond Fund (613,180 shares)	6,346,409
*	Fidelity Management Trust Company	Fidelity OTC Portfolio Fund (293,120 shares)	12,293,443
*	Fidelity Management Trust Company	Fidelity Overseas Fund (121,510 shares)	5,927,267
*	Fidelity Management Trust Company	Fidelity International Discovery Fund (289,499 shares)	10,983,580
*	Fidelity Management Trust Company	Fidelity Asset Manager Fund (137,071 shares)	2,341,168
*	Fidelity Management Trust Company	Fidelity Low Price Fund (69,511 shares)	3,006,696
*	Fidelity Management Trust Company	Fidelity Asset Manager Growth Fund (192,633 shares)	3,182,296
*	Fidelity Management Trust Company	Fidelity Asset Manager Income Fund (133,333 shares)	1,778,657
*	Fidelity Management Trust Company	Fidelity Small Capital Stock Fund (309,909 shares)	5,953,350
*	Fidelity Management Trust Company	Fidelity Strategic Income Fund (263,744 shares)	2,832,611
*	Fidelity Management Trust Company	Fidelity Retirement Money Market Fund (115,596,792 shares)	15,596,792
*	Fidelity Management Trust Company	Fidelity Retirement Government Money Market Fund (3,002,375 shares)	3,002,375
*	Fidelity Management Trust Company	Fidelity Spartan U.S. Equity Index Fund (303,445 shares)	15,090,314
*	Fidelity Management Trust Company	Brokeragelink Fund (2,059,545 shares)	2,059,545

		Participant loans:
*	Participant loans	829 loans, various maturities; balance collateralized by 238 participant accounts, interest rates range from 3.75% to 9.00%	4,084,091

	Totals		$222,355,620

*	Party-in-interest investment.
See accompanying independent auditors’ report.